Exhibit 99.1

Global Ship Lease, Inc. Announces Reverse Stock Split to be Effective March 25, 2019

LONDON, March 20, 2019 – Global Ship Lease, Inc. (the "Company" or "Global Ship Lease") announced today that its board of directors has determined to effect a one-for-eight reverse stock split of the Company's Class A common shares, par value $0.01 per share.  The Company's shareholders approved a reverse stock split at the Company's special meeting of shareholders held on March 20, 2019.

The reverse stock split will take effect, and the Company's Class A common shares will begin trading on a split-adjusted basis on the New York Stock Exchange ("NYSE"), as of the opening of trading on or about March 25, 2019.  The CUSIP number of Y27183 600 will be assigned to the Company's Class A common shares when the reverse stock split becomes effective.

When the reverse stock split becomes effective, every eight of the Company's issued Class A common shares will be combined into one issued Class A common share, without any change to the par value per share.  This will reduce the number of outstanding Class A common shares from approximately 79.5 million shares to approximately 9.9 million shares.

No fractional shares will be issued in connection with the reverse stock split.  Shareholders who would otherwise hold a fraction of a Class A common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's Class A common shares on the NYSE on March 22, 2019.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the consequence of the reverse stock split reflected in their accounts on or after March 25, 2019.  Such beneficial holders may contact their bank, broker, or nominee for more information.

On November 6, 2018, the Company received notice from the NYSE that it was no longer in compliance with the NYSE’s continued listing standards because the average closing share price of the Company’s Class A common shares over a consecutive 30 trading-day period had fallen below the requirement to be at least $1.00 per share. The purpose of the reverse stock split is to increase the market price of the Company’s Class A common shares. The Company believes that the reverse stock split will increase the market price for its Class A common shares and cure this deficiency.

Additional information about the reverse stock split can be found in the Company's proxy statement mailed to shareholders on or about February 21, 2019, a copy of which was furnished to the U.S. Securities and Exchange Commission (the "Commission") on March 1, 2019 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Commission's website at www.sec.gov.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.  On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 200,615 TEU and an average age, weighted by TEU capacity, of 11.0 years determined as at December 31, 2018.

The average remaining term of the charters at December 31, 2018 was 2.5 years on a TEU-weighted basis.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company's current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in "Risk Factors" in the Company's Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.